Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299

W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Riverfront Plaza - West Tower 901 East Byrd Street, Suite 1700 Richmond, VA 23219-4068 Telephone: +1 804 344 3400 Facsimile: +1 804 344 3410 reedsmith.com

May 26, 2016

Via Email (YounisS@SEC.gov)

Sumeera Younis

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust – Pointbreak Agriculture Commodity Strategy Fund

Post-Effective Amendment No. 8 to Registration Statement on Form N-1A

File No. 333-205324; 811-23068

Dear Ms. Younis:

On behalf of the registrant, Pointbreak ETF Trust (the “Registrant”), and its series, the Pointbreak Agriculture Commodity Strategy Fund (the “Fund”), we are responding to the Staff’s oral comments provided to this firm in regards to the above-referenced Post-Effective Amendment No. 8 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2016.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in the copy of the prospectus and Statement of Additional Information (“SAI”) provided herewith. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

In connection with this correspondence, the Registrant acknowledges that:

(1)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the prospectus and SAI provided herewith;

(2)	in connection with the comments made by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) on the prospectus and SAI provided herewith, the Staff has not passed generally on the accuracy or adequacy of such disclosure in such prospectus or SAI;

ABU DHABI  ●  ATHENS  ●  BEIJING  ●  CENTURY CITY   ●  CHICAGO  ●  DUBAI  ●  FRANKFURT  ●  HONG KONG  ●  HOUSTON  ●  KAZAKHSTAN

  ●  LONDON  ●  LOS ANGELES  ●  MUNICH  ●   NEW YORK  ●  NORTHERN VIRGINIA PARIS  ●  PHILADELPHIA  ●  PITTSBURGH  ●  PRINCETON

  ●  RICHMOND  ●  SAN FRANCISCO  ●  SHANGHAI   ●  SILICON VALLEY  ●  SINGAPORE  ●  WASHINGTON, D.C.  ●  WILMINGTON

Sumeera Younis <May 26, 2016> Page 2

(3)	Staff comments or changes to disclosure in response to Staff comments on the prospectus or SAI provided herewith do not foreclose the Commission from taking any action with respect to those documents; and

(4)	the Registrant represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Registrant.

FUND SUMMARY – Fees and Expenses

COMMENT 1:	Please provide the completed Fee Table with the response letter.

RESPONSE:	The complete Fee Table is included in the prospectus provided herewith.

COMMENT 2:	Add “or at the time of recoupment” at the end of the last sentence in footnote 3 to the Fee Table.

RESPONSE:	The requested revision has been made.

FUND SUMMARY – Principal Investment Strategies

COMMENT 3:	The Staff notes that Rule 35d-1 under the 1940 Act, the so-called “names rule,” stipulates that if a fund has a name suggesting the fund focuses its investments in a particular type of investment or investments, it must have adopted a policy to invest at least 80% of the value of its assets (as that term is defined in the 1940 Act) in the particular type of investment. Please explain supplementally to the Staff how the Fund satisfies the “names rule” and why the name of the Fund is not misleading, since its name suggests that it invests in agriculture-related investments but a majority of its assets are invested in short-term fixed income instruments.

RESPONSE:	The Fund’s name is the “Pointbreak Agriculture Commodity Strategy Fund” (emphasis added). In this regard, the Fund will invest 100% of its total assets in the agriculture commodity strategy that is clearly and thoroughly described in the prospectus, namely, a combination of agriculture commodities futures contracts and fixed income instruments, with the investment objective of outperforming its benchmark, the Solactive Agriculture Commodity Index. The Registrant has also added clarifying language regarding the Fund’s strategy of outperforming the Benchmark to the “Investment Objective” and “Principal Investment Strategies” sections of the prospectus.

COMMENT 4:	The Principal Investment Strategies section includes disclosure beginning in the third paragraph that the Fund will invest in Agriculture Futures Contracts through the Subsidiary. Please consider moving this disclosure closer to the beginning of this section.

RESPONSE:	The Registrant has considered whether it is necessary to move disclosure regarding the Subsidiary to the first or second paragraph as opposed to the third, and has concluded that the current layout of this section presents the most easily understood format for investors. The first paragraph introduces the basic

Sumeera Younis <May 26, 2016> Page 3

investment objective of the Fund, which is to provide exposure to the commodities included in the Solactive Agriculture Commodity Index (referred to in the prospectus as the “Benchmark”) while seeking to outperform the Benchmark through the active management of a portfolio of short-term fixed income instruments. The second paragraph then provides detailed disclosure about the construction and composition of the Benchmark. The third paragraph discloses that Fund utilizes the Subsidiary for purposes of investing in Agriculture Commodities Futures and how the Subsidiary operates. The Registrant believes this placement is appropriate in that the Subsidiary’s purpose is to provide exposure to Agriculture Commodities Futures within the limits of the federal tax laws. As the Staff is aware, the financial statements of the Subsidiary are consolidated with those of the Fund, and for all intents and purposes the Subsidiary functions as a look-through. Finally, we respectfully note that the current format of the Primary Investment Strategies section was developed based on comments from another SEC Staff reviewer on the Pointbreak Diversified Commodity Strategy Fund (which is already effective), and the Registrant considers it important for business and competitive reasons to achieve a consistent disclosure format in the two prospectuses.

COMMENT 5:	Please also consider including a risk factor regarding counterparty risk.

RESPONSE:	The Fund and the Subsidiary will gain exposure to agriculture commodities solely by investing in exchange-traded futures contracts. The current risk factor captioned “Clearing Broker Risk” discloses that a clearing organization as a counterparty. While the clearing organization does not present counterparty risk in the conventional sense, the risk factor does discuss the exposure that the Fund will have to the clearing broker. To ensure this risk is fully disclosed in the Fund Summary section of the prospectus, the risk factor discussion has been expanded.

COMMENT 6:	Please confirm in correspondence that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the U.S.

RESPONSE:	The Subsidiary and its Board of Directors appointed Pointbreak Advisers LLC as the Subsidiary’s agent for service of process pursuant an agreement entitled “Appointment of Agent for Service of Process, Stipulation and Agreement” dated April 29, 2016.

COMMENT 7:	Please confirm that the Subsidiary and its Board of Directors will agree to inspection by the Commission staff of the Subsidiary’s books and records, which will be maintained in accordance with the requirements of Section 31 of the Investment Company Act of 1940 (the “1940 Act”) and the rules thereunder.

RESPONSE:	The Subsidiary and its Board of Directors agreed to inspection by the Commission staff and stipulated that the Subsidiary’s books and records shall be kept in accordance with Section 31 and the rules adopted thereunder, in the Agreement noted in our response to Comment 6.

Sumeera Younis <May 26, 2016> Page 4

COMMENT 8:	The fourth paragraph of the “Principal Investment Strategies” section notes that the Fund and the Subsidiary may invest in Agriculture Commodities Futures. Please reconcile that statement with the earlier statement that the Subsidiary will invest in Agriculture Commodities Futures.

RESPONSE:	The Registrant does not believe that the two referenced statements are inconsistent. The third paragraph of the section states that “[t]he Fund utilizes a subsidiary for purposes of investing in Agriculture Commodities Futures,” and that “[t]he Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to Agriculture Commodities Futures returns within the limits of the federal tax laws, which limit the ability of investment companies like the Fund to invest directly in such instruments” (emphasis added). We believe this disclosure makes it clear that the Fund may actually invest directly in Agriculture Commodities Futures, but that its ability to do so is limited.

COMMENT 9:	In the sixth paragraph of the Principal Investment Strategies section, please reconcile the list of fixed income instruments with the list in the first paragraph of this section, and clarify that the term “such instruments” in the sixth paragraph refers to these same instruments.

RESPONSE:	The description of fixed income instruments has been reconciled so that it is consistent in both the first and sixth paragraphs of Principal Investment Strategies section and the requested clarification has been made.

COMMENT 10:	In the sixth paragraph of the Principal Investment Strategies section, there is a statement that “[t]he Fund may also enter into repurchase agreements with counterparties that are deemed to present acceptable credit risk.” Please describe what is considered an “acceptable credit risk.”

RESPONSE:	The Registrant believes that it is necessary and appropriate for it to retain the flexibility to revise the actual credit standards it employs in entering into repurchase agreements as market conditions change. To clarify the description, an additional explanation has been provided that the Fund will enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks “in accordance with established credit guidelines established by the Board of Trustees of the Fund and administered by the Adviser.”

COMMENT 11:	With respect to the “Concentration Policy,” please reconcile how the concentration policy and the Fund’s investment strategy are consistent, since the Fund will concentrate its investments in Agriculture Commodities Futures.

RESPONSE:	The concentration policy has been revised so that it is now consistent with the investment strategy of the Fund.

Sumeera Younis <May 26, 2016> Page 5

FUND SUMMARY – Principal Risks

COMMENT 12:	With respect to the “Collateral Securities Risk” risk factor, when discussing the risks of money market funds and other short-term instruments, consider making that discussion a separate risk factor.

RESPONSE:	As noted above, the format of the Fund’s prospectus generally follows that of the prospectus for the Pointbreak Diversified Commodity Strategy Fund. To ensure consistency between the two prospectuses, and because the Registrant believes the risks of money market funds and other short-term instruments are disclosed fully in “Collateral Securities Risk,” the Registrant respectfully declines to make this change.

COMMENT 13:	Consider supplementing the “Market Risk” risk factor with fuller disclosure.

RESPONSE:	The “Market Risk” risk factor has been replaced with the more detailed “Secondary Trading Risk” risk factor.

COMMENT 14:	Please disclose in the Principal Investment Strategies section that the Fund is expected to have a high portfolio turnover rate, if applicable.

RESPONSE:	The requested disclosure has been added.

COMMENT 15:	In the “Strategy Risk” risk factor, please consider revising the beginning sentence that states that “[t]he design of the Benchmark is such that each time the Benchmark is rebalanced and/or reconstituted, the Fund’s portfolio of Agriculture Commodities Futures must also be rebalanced and/or reconstituted ...,” as it is not the “design of the Benchmark” that forces the Fund’s portfolio to be rebalanced and/or reconstituted. Additionally, the rebalancing/reconstitution procedures should be described in the Principal Investment Strategies section.

RESPONSE:	The sentence has been revised as requested and the rebalancing/reconstitution procedures have been described in the Principal Investment Strategies section.

COMMENT 16:	In the “Strategy Risk” risk factor, please delete the sentence “[a]s a result, the Fund may benefit because it would be selling more expensive contracts and buying less expensive ones on an ongoing basis” as it does not describe a risk, or move it to the Principal Investment Strategies section.

RESPONSE:	The referenced sentence has been deleted.

FINANCIAL INTERMEDIARY COMPENSATION

COMMENT 17:	Please revise this section to track Item 8 of Form N-1A.

RESPONSE:	The requested revisions have been made.

Sumeera Younis <May 26, 2016> Page 6

ADDITIONAL INFORMATION ABOUT THE FUND’S STRATEGIES AND RISKS

COMMENT 18:	Please disclose in an appropriate place in the prospectus that the Adviser to the Subsidiary complies with the provisions of the 1940 Act that relate to approval of advisory contracts as they relate to the advisory contract with the Subsidiary.

RESPONSE:	The prospectus states that “[a] discussion regarding the basis for the Board’s approval of the Investment Advisory Agreements with the Fund and the Subsidiary will be available in the Fund’s Annual Report for the period ending June 30, 2016.

COMMENT 19:	The Staff also notes that the advisory agreement between the Adviser and the Subsidiary is a material contract and must be filed as an exhibit to the registration statement.

RESPONSE:	The advisory agreement will be filed as an exhibit in a post-effective amendment prior to the launch of the Fund.

COMMENT 20:	Please consider moving the last sentence of the “Secondary Market Trading Risk” risk factor and the first two sentences of the “Trading Issues” risk factor to the “Principal Risks” section in the Fund Summary.

RESPONSE:	The new “Secondary Market Trading Risk” risk factor includes these disclosures.

PORTFOLIO MANAGER

COMMENT 21:	Please update this section. The Staff also notes that while this section states that Barclays acquired BlackRock in December 2009, it was BlackRock that acquired Barclays.

RESPONSE:	The requested revisions have been made.

PERFORMANCE INFORMATION

COMMENT 22:	The “Performance Information” section following the Item 9 risk factor section is not required by Form N-1A to be at the back of the prospectus and can be deleted.

RESPONSE:	This section has been deleted.

STATEMENT OF ADDITIONAL INFORMATION – COVER PAGE AND GENERAL INFORMATION ABOUT THE TRUST

COMMENT 23:	The cover page of the Statement of Additional Information (“SAI”) should state that the SAI is not a prospectus.

RESPONSE:	The requested disclosure has been added.

Sumeera Younis <May 26, 2016> Page 7

COMMENT 24:	Please include the sentence at the end of the first paragraph of the “GENERAL INFORMATION ABOUT THE TRUST” section of the SAI regarding the investment objective of the Fund being long-term capital appreciation, in the “Investment Strategies” section of the prospectus.

RESPONSE:	This sentence was incorrect and has been corrected.

ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVES, POLICIES AND RELATED RISKS

COMMENT 25:	Please consider changing the caption “Concentration” to “Non-Diversification.”

RESPONSE:	The requested revision has been made.

COMMENT 26:	Please update the “Other Accounts” table under the “Portfolio Manager” section.

RESPONSE:	The table has been updated.

FINANCIAL STATEMENTS

COMMENT 27:	Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

RESPONSE:	We confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

ADDITIONAL COMMENTS ON SUBSIDIARY

COMMENT 28:	Please disclose that the Fund complies with the 1940 Act’s requirements for capital structure and leverage as stipulated by Section 18 on an aggregate basis with the Subsidiary.

RESPONSE:	The Fund’s policies with respect to capital structure and leverage are disclosed in the Fund’s prospectus and SAI, and the Fund’s prospectus states that “[e]xcept as noted, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of its Subsidiary.” To provide further clarity, the Registrant has also added the following sentence to the prospectus: “The Fund and the Subsidiary in the aggregate are managed to comply with the compliance policies and procedures of the Fund. As a result, in managing the Fund’s and the Subsidiary’s portfolios, the Adviser will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary (on a consolidated basis), and, in particular, to the requirements relating to leverage, liquidity, brokerage and the timing and method of the valuation of the Fund’s and the Subsidiary’s portfolio investment.”

COMMENT 29:	In the discussion in the “Tax Risk” risk factor regarding IRS private letter rulings, please disclose the basis is for concluding that undistributed net income is “qualifying income” for purposes of Subchapter M.

Sumeera Younis <May 26, 2016> Page 8

RESPONSE:	The Registrant respectfully submits that it believes that this information is already adequately addressed in the “Tax Risk” risk factor in the Item 9 risk factor section of the prospectus. This section discloses that the Fund will be relying on an opinion of counsel that, in part, relies in turn on PLRs issued to unaffiliated third parties, notwithstanding that the IRS has suspended the issuance of these types of PLRs, and the risks associated with such reliance.

If the Staff has any questions on the above responses, please feel free to call the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

cc: Heather Harker

WC:gp